

August 6, 2014

<u>Via E-mail</u>
Mr. Thomas Scalera
Chief Financial Officer
ITT Corporation
1133 Westchester Avenue,
White Plains, NY 10604

  Re: ITT Corporation
     Form 10-K for the fiscal year ended December 31, 2013
     Filed February 21, 2014
     File No. 001-05672

Dear Mr. Scalera:

  We have reviewed your correspondence dated July 24, 2014 and we have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Income Tax Expense, page 36</u>

1. We refer to your response to prior comment 1. We note that your analysis of cumulative earnings was significant to your conclusion that it was appropriate to reverse the valuation allowance for U.S. deferred tax assets. We also note that the accounting literature does not explicitly define the notion of cumulative earnings or loss or specify a method to calculate the measure for purposes of evaluating deferred tax asset valuation allowances. Accordingly, in future filings, please describe the methodology you applied in reaching your conclusion regarding cumulative earnings. Further, we note in your response that you considered all evidence, both position and negative, in evaluating the recoverability of the U.S. deferred tax assets. Accordingly, in future filings, please also describe all other material positive and negative factors you evaluated in reaching your accounting determination. In

this regard, we note the significance of the release of the U.S. deferred tax valuation allowance to your financial statements in 2013.

Item 8. Financial Statements and Supplementary Data

Note 7. Income Taxes, page 83

2. We refer to your response to prior comment 2. In the footnotes to future financial statements please present detail to reconcile the valuation allowance from period-to-period. Alternatively, provide the schedule specified in Rule 5-04 and Article 12 of Regulation S-X.

Note 20. Commitments and Contingencies, page 104

3. We note in your response to prior comment 3 where you describe your basis for not discounting assets related to policy buyout agreements and coverage-in-place agreements under FASB ASC 410-30-30-19 and FASB ASC 410-30-55-6. In future filings please expand your disclosure to describe the accounting analysis, similar to that presented in your response.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief